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                                                                      Exhibit 59


                            OLIMPIA SpA PRESS RELEASE

      FULL SUBSCRIPTION OF THE CAPITAL INCREASE AMOUNTING TO EUR 2 BILLION

Milan, 27 January 2005 - Olimpia announces that the capital increase of overall 2 billion Euro, at a par value (1 Euro per share) approved by the Extraordinary Shareholders' Meeting on December 22, 2004, has been fully subscribed by the shareholders, with the payment of the 35% of the subscription price.

In particular, Pirelli & C. S.p.A., Edizione Finance Internationale SA and Hopa S.p.A. have subscribed their portion. Pirelli & C. has also subscribed the portion that the banks have not suscribed .

As a result thereof, the new share capital of Olimpia S.p.A. is as follows:

      o    Pirelli & C. SpA:                           57,66%
      o    Edizione Finance International SA:          16,8%
      o    Hopa SpA:                                   16%
      o    Banca Intesa SpA                            4,77%
      o    Unicredito Italiano SpA:                    4,77 %

Furthermore, Olimpia S.p.A. announces that it has signed, with a leading financial institution, a forward purchase agreement of Telecom Italia ordinary shares, for an overall amount of approximately Eur 400 million. Such contract represent an execution of the planned acquisition of ordinary shares of Telecom Italia at which the capital increase of the Company is aimed and is to be added to the contracts already announced on 23 January (with underlying Telecom Italia ordinary shares and convertible bonds).

In addition to Telecom Italia ordinary shares and convertible bonds, object of the above mentioned contracts, as of the date hereof shares and convertible bonds, equal to approximately Eur 378 million ordinary shares of Telecom Italia, are held by the relevant intermediaries. The average price of the above mentioned securities (including the shares resulting from the conversion, if any, of the convertible bonds) is Eur 3.09 per share.